EXHIBIT 99

Crown Cork & Seal Company, Inc.

INDEX TO FINANCIAL STATEMENTS

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Crown Holdings, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index to Exhibit 99 present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index to Exhibit 99 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes T and U to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans as of December 31, 2006 and the manner in which it accounts for uncertain tax positions as of January 1, 2007, respectively.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 27, 2009

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the years ended December 31	2008	2007	2006

Net sales	$8,305	$7,727	$6,982

Cost of products sold, excluding depreciation and amortization	6,867	6,471	5,863
Depreciation and amortization	216	229	227

Gross profit	1,222	1,027	892

Selling and administrative expense	396	385	316
Provision for asbestos…Note L	25	29	10
Provision for restructuring…Note N	21	20	15
Provision for asset impairments and loss/gain on sale of assets…Note O	6	100	(64)
Loss from early extinguishment of debt…Note Q	2
Interest expense	302	318	286
Interest income	(11)	(14)	(12)
Translation and exchange adjustments	39	(12)	6

Income from continuing operations before income taxes and minority interests	442	201	335
Provision for/(benefit from) income taxes…Note U	112	(400)	(62)
Minority interests	(104)	(73)	(55)
Income from continuing operations	226	528	342

Discontinued operations…Note B
Loss before income taxes			(34)
Benefit from income taxes			(1)
Loss from discontinued operations			(33)
Net income	$226	$528	$309

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2008	2007

Assets
Current assets

Cash and cash equivalents	$596	$457
Receivables, net…Note D	734	673
Inventories…Note E	979	1,030
Prepaid expenses and other current assets	146	72
Total current assets	2,455	2,232

Goodwill…Note F	1,956	2,199
Property, plant and equipment, net…Note G	1,473	1,604
Other non-current assets…Note H	1,086	1,131
Total	$6,970	$7,166

Liabilities and shareholders’ equity/(deficit)
Current liabilities
Short-term debt…Note Q	$59	$45
Current maturities of long-term debt…Note Q	31	38
Accounts payable and accrued liabilities…Note I	1,960	1,977
Total current liabilities	2,050	2,060

Long-term debt, excluding current maturities…Note Q	3,247	3,354
Postretirement and pension liabilities…Note T	893	625
Other non-current liabilities…Note J	526	579
Minority interests	353	323
Commitments and contingent liabilities…Notes K and M

Shareholders’ equity/(deficit)
Common stock - $5 par value; 1,000 shares outstanding
Additional paid-in capital	2,525	2,525
Accumulated deficit	(428)	(654)
Accumulated other comprehensive loss…Note C	(2,196)	(1,646)
Total shareholders’ equity/(deficit)	(99)	225
Total	$6,970	$7,166

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
For the years ended December 31	2008	2007	2006

Cash flows from operating activities
Net income	$226	$528	$309
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	216	229	230
Provision for asset impairments and loss/gain on sale of assets	6	100	(64)
Pension expense	13	10	37
Pension contributions	(71)	(65)	(90)
Deferred income taxes	23	(486)	(110)
Minority interests	104	73	55
Changes in assets and liabilities, net of effect of divested businesses:
Receivables	(110)	68	39
Inventories	(23)	(19)	(66)
Accounts payable and accrued liabilities	39	42	19
Asbestos liabilities		3	(16)
Other	(17)	(6)	15
Net cash provided by operating activities	406	477	358

Cash flows from investing activities
Capital expenditures	(174)	(156)	(191)
Proceeds from sale of businesses, net of cash sold		7	7
Proceeds from sale of property, plant and equipment	15	66	81
Other	(27)	(11)	(8)
Net cash used for investing activities	(186)	(94)	(111)

Cash flows from financing activities
Proceeds from long-term debt	27	48	232
Payments of long-term debt	(94)	(55)	(143)
Net change in revolving credit facility and short-term debt	15	(217)	(81)
Debt issue costs			(4)
Net change in long-term intercompany balances	(9)	(72)	(120)
Dividends paid to minority interests	(65)	(38)	(29)
Other	65	(30)	(16)
Net cash used for financing activities	(61)	(364)	(161)

Effect of exchange rate changes on cash and cash equivalents	(20)	31	27

Net change in cash and cash equivalents	139	50	113

Cash and cash equivalents at January 1	457	407	294

Cash and cash equivalents at December 31	$596	$457	$407

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME/(LOSS)
(in millions, except share data)

	2008	2007	2006
Comprehensive income/(loss)
Net income	$226	$528	$309
Net other adjustments (see details below)	(549)	85	729
Comprehensive income/(loss)	$(323)	$613	$1,038

Paid-in capital
Balance – beginning of year	$2,525	$1,589	$2,523
Stock-based compensation		2
Balance – end of year	$2,525	$2,525	$2,523

Accumulated deficit
Balance – beginning of year	$(654)	$(1,166)	$(1,475)
Net income	226	528	309
Adoption of FIN 48		(16)
Balance – end of year	$(428)	$(654)	$(1,166)

Accumulated other comprehensive loss
Balance – beginning of year	$(1,646)	$(1,731)	$(1,219)
Derivatives qualifying as hedges, net of tax of $15, $9 and $3	(51)	(7)	2
Translation adjustments	(398)	25	133
Translation adjustments - disposition of foreign investments		6
Minimum pension liability adjustments, net of tax of ($2)			710
Minimum pension tax adjustment - Note U			(121)
Amortization of net loss and prior service cost included in net periodic pension and postretirement cost, net of tax of ($14) and ($19)	38	47
Net loss and prior service cost adjustments, net of tax of $127 and ($62)	(139)	18
Available for sale securities, net of tax of $2 and ($2)		(4)	5
Net other comprehensive earnings/(loss) adjustments	(549)	85	729
Adoption of FAS 158, net of tax of $228			(1,241)
Balance – end of year	$(2,195)	$(1,646)	$(1,731)

Total shareholders' equity/(deficit) – end of year	$(99)	$225	$(374)

      The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share, per share, employee and statistical data)

A.	Summary of Significant Accounting Policies

Business and Principles of Consolidation. The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. (the “Company”) and its consolidated subsidiary companies (where the context requires, the “Company” shall include reference to the Company and its consolidated subsidiary companies).  Crown Cork & Seal Company, Inc. is a wholly-owned subsidiary of Crown Holdings, Inc. (“CHI”).

These financial statements are provided to comply with CHI’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal closures, and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”) as defined in FASB Interpretation No. 46 (“FIN 46”). If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has effective control, which includes certain subsidiaries that are not majority-owned.  Certain of the Company’s joint venture agreements contain provisions in which the Company would surrender certain decision-making rights upon a change in control of the Company.  AccordingIy, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the joint venture agreements. Investments in companies in which the Company does not have effective control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in shareholders’ equity. Other investments are carried at cost.

Foreign Currency Translation. For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition. Revenue is recognized from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are estimated and provided for in the period that the related sales are recorded. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling fees and costs are reported as cost of products sold.

Stock-Based Compensation. The Company participates in CHI's stock-based employee compensation plans that are currently comprised of fixed stock options and restricted stock awards.  Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (“FAS 123(R)”), “Share Based Payment.”  The Company is using the modified prospective transition method of FAS 123(R) whereby compensation expense for all nonvested stock awards, measured by the grant date fair value of the awards, will be charged to earnings prospectively over the remaining vesting period based on the estimated number of awards that are expected to vest. Similarly, compensation expense for all future awards will be recognized over the vesting period based on the grant-date fair value and the estimated number of awards that are expected to vest. Compensation expense is recognized over the vesting period on a straight-line basis. Valuation of awards granted prior to the adoption of the standard were calculated using the Black-Scholes option pricing model and the Company expects to use the same model for valuing future awards.

Crown Cork & Seal Company, Inc.

Stock-based compensation expense was $16, $14 and $11 in 2008, 2007 and 2006, respectively.

Cash and Cash Equivalents. Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within  cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the first-in, first-out (“FIFO”) method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment. Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance and  repairs, including labor and material costs for planned major maintenance such as annual production line overhauls, are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Goodwill. Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost.  Potential impairment of goodwill is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. Goodwill was allocated to the reporting units at the time of the acquisition based on the relative fair values of the reporting units.  If the carrying value of a reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Crown Cork & Seal Company, Inc.

Taxes on Income.  The provision for income taxes is determined using the asset and liability approach. Deferred taxes represent the future expected tax consequences of differences between the financial reporting and tax bases of assets and liabilities based upon enacted tax rates and laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The with-and-without approach is used to account for utilization of windfall tax benefits arising from the Company’s stock-based compensation plans and only the direct impact of awards is considered when calculating the amount of windfalls or shortfalls.  Investment tax credits earned in connection with capital expenditures are recorded as a reduction in income taxes in the year the credit arises. Income tax-related interest is reported as interest expense and penalties are reported as income tax expense.

Derivatives and Hedging. All outstanding derivative financial instruments are recognized in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective  portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in shareholders’ equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Amounts reported in earnings are classified consistent with the item being hedged.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

Hedge accounting is discontinued prospectively when (i) the derivative instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items at inception, including its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Research and Development. Net research, development and engineering costs of $47, $48 and $42 in 2008, 2007 and 2006, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications. Certain reclassifications of prior years’ data have been made to conform to the current year presentation.

Crown Cork & Seal Company, Inc.

Recent Accounting and Reporting Pronouncements.  Effective January 1, 2008, the Company adopted SFAS No. 157 (“FAS 157”), “Fair Value Measurements” to account for its financial assets and financial liabilities. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Expanded disclosures include a tabular presentation of the fair value of a company’s outstanding financial instruments according to a fair value hierarchy (i.e., levels 1, 2, 3, as defined) as well as enhanced disclosures regarding instruments in the level 3 category including a reconciliation of the beginning and ending balances for each major category of assets and liabilities.  FAS 157  emphasizes  that  fair  value  is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability.  The adoption of FAS 157 did not have a material impact on the Company.  The provisions of FAS 157 relating to nonfinancial assets, primarily goodwill, and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis are effective for the Company as of January 1, 2009.  See Note S for additional information regarding FAS 157.

Effective January 1, 2008, the Company adopted SFAS No. 159 (“FAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”  FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The adoption of FAS 159 had no impact on the Company’s financial statements because the Company did not elect the fair value option.

In December 2008, the FASB issued SFAS No. 160 (“FAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.”  FAS 160 requires the recognition of noncontrolling (minority) interests as equity in the consolidated financial statements, but separate from the parent’s equity.  The statement also requires that the amount of net income attributable to minority interests be included in consolidated net income on the face of the income statement.  Assuming FAS 160 was adopted as of December 31, 2008, and using the amounts included in the Company’s financial statements as of that date, the adoption of FAS 160 would increase the Company’s shareholders’ equity/(deficit) from ($317) to $36 due to the inclusion of minority interests of $353 in shareholders’ equity.  The effect on the income statement for the year ended December 31, 2008 would be to increase the Company’s consolidated net income from $226 to $330 with the inclusion of $104 of net income attributable to minority interests, and the Company would separately disclose the $104 of consolidated net income attributable to minority interests. FAS 160 also includes expanded disclosure requirements regarding interests of the parent and noncontrolling interests, and amends certain consolidation procedures of ARB No. 51 for consistency with the requirements of FAS 141(R).  FAS 160 is effective for the Company as of January 1, 2009.

B.	Discontinued Operations

During the second and third quarters of 2006, the Company sold its remaining European plastics businesses for $2, net of cash divested.  These operations primarily make plastic bottles as well as other products for cosmetics and beauty care companies.  In November 2006, the Company sold its Americas health  and  beauty  care  business  for $4, net of cash divested.

The divested businesses were previously included as non-reportable segments in the Company’s segment reporting and had combined net sales of $158 for the year ended December 31, 2006.

The results of operations for the divested businesses are reported within discontinued operations in the accompanying statements of operations.  The Consolidated Statements of Cash Flows do not separately report the cash flows of the discontinued operations.  Interest expense was not allocated to the divested businesses and, therefore, all of the Company’s interest expense is included within continuing operations

Crown Cork & Seal Company, Inc.

The components of the loss from discontinued operations are presented below.

2006
Loss before tax	$(6)
Income tax on operations
Loss on disposal	(28)
Income tax on disposal	1
Loss from discontinued operations	$(33)

C.	Accumulated Other Comprehensive Loss

	2008	2007
Pension and postretirement adjustments	$(1,340)	$(1,239)
Cumulative translation adjustments	(799)	(402)
Derivatives qualifying as hedges	(56)	(5)
	$(2,195)	$(1,646)

D.	Receivables

	2008	2007
Accounts and notes receivable	$615	$525
Less: allowance for doubtful accounts	(24)	(28)
Net trade receivables	591	497
Miscellaneous receivables	143	176
	$734	$673

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006.

	Balance at				Balance at
	beginning of year	Expense	Write offs	Translation	end of year
2006	$33	$3	$(1)	$3	$38
2007	38	3	(15)	2	28
2008	28	1	(4)	(1)	24

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. Under its committed $225 North American facility, the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary.  The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions.  The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. As of December 31, 2008 and 2007, $115 and $130 of receivables, respectively, were securitized under the North American facility.

Under the Company’s committed €120 European securitization facility, certain subsidiaries in the U.K. and France sell receivables to an entity formed in France for the sole purpose of buying receivables from the selling subsidiaries.  The buying entity finances the purchase of receivables through the issuance of senior units to a company in which the Company does not retain any interest.  The selling subsidiaries continue to service the receivables for a fee, but do not retain any interest in the receivables sold and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets.  As of December 31, 2008 and 2007, €85 and €97 of receivables, respectively, were securitized under the European facility.

Crown Cork & Seal Company, Inc.

During 2008, 2007 and 2006, the Company recorded expenses related to securitization facilities of $14, $17 and $15, respectively, as interest expense, including commitment fees of 0.25% on the unused portion of the facilities.  Proceeds from the sale of receivables and all related fees and costs are included in operating activities in the Consolidated Statements of Cash Flows.

E.  Inventories

	2008	2007
Finished goods	$324	$380
Work in process	117	125
Raw materials and supplies	538	525
	$979	$1,030

F.	Goodwill and Intangible Assets

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2008 and 2007 were as follows:

	Americas	North America	European	European	Non-reportable
	Beverage	Food	Beverage	Food	segments	Total

Balance at January 1, 2007	$420	$151	$750	$703	$161	$2,185
Impairment charge				(103)		(103)
Foreign currency translation	8	13	30	49	17	117
Balance at December 31, 2007	428	164	780	649	178	2,199
Foreign currency translation	(10)	(16)	(120)	(62)	(35)	(243)
Balance at December 31, 2008	$418	$148	$660	$587	$143	$1,956

During the fourth quarter of 2007, the Company recognized an impairment charge of $103 to write down the value of goodwill in its European metal vacuum closures reporting unit due to a decrease in projected operating results.  Estimated fair value for the reporting unit was calculated using a combination of market values for comparable businesses and discounted cash flow projections.

Identifiable intangible assets other than goodwill are recorded as other non-current assets in the Consolidated Balance Sheets and are not material.

G.	Property, Plant and Equipment

	2008	2007
Buildings and improvements	$750	$792
Machinery and equipment	3,861	4,075
	4,611	4,867
Less: accumulated depreciation and amortization	(3,387)	(3,494)
	1,224	1,373
Land and improvements	139	148
Construction in progress	110	83
	$1,473	$1,604

Crown Cork & Seal Company, Inc.

H.	Other Non-Current Assets

	2008	2007
Deferred taxes	$550	$419
Pension assets	224	390
Intercompany loan to Crown Holdings, Inc.	198	189
Debt issue costs	40	51
Investments	22	34
Other	52	48
	$1,086	$1,131

The investments caption primarily includes the Company’s investments accounted for by the equity method and the cost method. The caption also includes balances of $3 and $9 as of December 31, 2008 and 2007, respectively, for investments accounted for as available-for-sale securities.

I.	Accounts Payable and Accrued Liabilities

	2008	2007
Trade accounts payable	$1,266	$1,328
Salaries, wages and other employee benefits, including pension and postretirement	194	206
Fair value of derivatives	168	26
Accrued taxes, other than on income	113	121
Accrued interest	34	44
Asbestos liabilities	25	26
Income taxes payable	18	30
Deferred taxes	10	26
Restructuring	12	15
Other	120	155
	$1,960	$1,977

J.	Other Non-Current Liabilities

	2008	2007
Asbestos liabilities	$176	$175
Deferred taxes	98	81
Postemployment benefits	42	48
Fair value of derivatives	42	100
Income taxes payable	25	41
Environmental	17	22
Other	126	112
	$526	$579

Income taxes payable includes liabilities recorded in accordance with FIN 48 as discussed under Note A and Note U.

K.  Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and leased assets are included in property, plant and equipment.  Other  long-term  non-cancelable  leases are  classified as  operating  leases and are not capitalized. Certain of the leases contain renewal or purchase options, but the leases do not contain significant contingent rental payments, escalation clauses, rent holidays, rent concessions or leasehold improvement incentives. The amount of capital leases reported as capital assets, net of accumulated amortization, was $5 and $7 at December 31, 2008 and 2007, respectively.

Crown Cork & Seal Company, Inc.

Under long-term operating leases, minimum annual rentals are $56 in 2009, $43 in 2010, $34 in 2011, $30 in 2012, $28 in 2013 and $39 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $27 due under non-cancelable subleases. The present value of future minimum payments on capital leases was $5 as of December 31, 2008. Rental expense (net of sublease rental income) was $60, $69 and $57 in 2008, 2007 and 2006, respectively.

L.  Provision for Asbestos

Crown Cork & Seal Company, Inc. (“Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into the Company.

Prior to 1998, amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

In April 2007, May 2006, May 2005, January 2005 and April 2004, the States of Georgia, South Carolina, Florida, Ohio and Mississippi, respectively, enacted legislation that limits the asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos.  The new legislation, which applies to future and, with the exception of Georgia and South Carolina, pending claims, caps  asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation.  The Company has paid significantly more for asbestos-related claims than the total value of its predecessor’s assets adjusted for inflation. The Company has integrated the legislation into its claims defense strategy.  The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the State of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation.  The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets.  In May 2006 the Texas Fourteenth Court of Appeals upheld a grant of summary judgment to Crown Cork and upheld the state constitutionality of the statute (Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas). The Appeals Court decision has been appealed by the plaintiff to the Texas Supreme Court.  A favorable ruling for summary judgment in an asbestos case pending against Crown Cork in the district court of Travis County, Texas (in Re Rosemarie Satterfield as Representative of the Estate of Jerrold Braley Deceased v. Crown Cork & Seal Company, Inc., No. 03-04-00518-CV, Texas Court of Appeals, Third District, at Austin) has been reversed on appeal on state constitutional grounds due to retroactive application of the statute.  Although the Company believes that the Texas legislation is constitutional, there can be no assurance that the legislation will be upheld by the Texas Supreme Court on appeal. An adverse ruling could have a material impact on the Company.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value.  In November 2004, the legislation was amended to address a Pennsylvania Supreme Court decision (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002) which held that the statute violated the Pennsylvania Constitution due to retroactive application.  On February 6, 2009, the Superior Court of Pennsylvania affirmed, due to the plaintiff’s lack of standing, the Philadelphia Court of Common Pleas’ dismissal of three cases against the Company raising federal and state constitutional challenges to the amended statute (Stea v. A.W. Chesterton, Inc., et. al, No. 2956 EDA 2006). This decision remains subject to appeal to the Pennsylvania Supreme Court.  The Company cautions that the limitations of the statute, as amended, are subject to litigation and may not be upheld.  Adverse rulings in cases challenging the constitutionality of the Pennsylvania statute could have a material impact on the Company.

Crown Cork & Seal Company, Inc.

During 2008, 2007 and 2006, respectively, the Company (i) received 3,000, 4,000 and 5,000 new claims, (ii) settled or dismissed 3,000, 4,000 and 5,000 claims, and (iii) had 50,000 claims outstanding at the end of 2008. The outstanding claims at December 31, 2008 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow.  The outstanding claims at December 31, 2008 also exclude approximately 19,000 inactive claims.  Due to the passage of time, the Company considers it unlikely that the plaintiffs in these cases will pursue further action.  The exclusion of these inactive claims had no effect on the calculation of the Company’s accrual as the claims were filed in states, as described above, where the Company’s liability is limited by statute.

During 2008, 2007 and 2006, respectively, the Company (i) recorded pre-tax charges of $25, $29 and $10 to increase its accrual, (ii) made asbestos-related payments of $25, $26 and $26, (iii) settled claims totaling $15, $15 and $20, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $201, $201 and $198 at the end of the year.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims and related legal costs is $201 at the end of 2008, including $137 for unasserted claims and $1 for committed settlements that will be paid in 2009.

Historically (1977-2008), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Underlying the accrual are assumptions that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the Georgia, South Carolina, Florida, Ohio, Mississippi, Texas and Pennsylvania asbestos legislation  described above are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related  claims in  those  states, and  other states where Pennsylvania law may apply.  The Company’s accrual of $201 includes estimates for probable costs for claims through the year 2018.  Potential estimated additional claims costs of $38 beyond 2018 have not been included in the Company’s liability, as the Company believes cost projections beyond ten years are inherently unreliable due to potential changes in the litigation environment and other factors whose impact cannot be known or reasonably estimated.

While it is not possible to predict the ultimate outcome of asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

Crown Cork & Seal Company, Inc.

M.  Commitments and Contingent Liabilities

The Company has been identified by the EPA as a potentially responsible party (along with others, in most cases) at a number of sites. The Company also has environmental issues at certain of its plants in the Americas and Europe. Actual expenditures for remediation were $5, $1 and $1 in 2008, 2007 and 2006, respectively,. The Company’s balance sheet reflects estimated discounted remediation liabilities of $18 at December 31, 2008, including $1 as a current liability. The Company records an environmental liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Reserves at December 31, 2008 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate  payments  will  not  exceed the  amount of the  Company’s  reserves and will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company’s consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $3.5 billion as of December 31, 2008 as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers.  The Company also has commitments for standby letters of credit and for purchases of capital assets.

At December 31, 2008 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $21.  Several agreements outstanding at December 31, 2008 did not provide liability limits.  The Company also has guarantees of $29 related to the residual value of leased assets at December 31, 2008.

N.	Restructuring

During 2008, the Company provided a pre-tax charge of $21 for restructuring costs, including $13 to close a food can plant and a beverage can and crown plant in Canada.  The charge of $13 included $4 to write down the value of property and equipment, $6 for pension plan curtailment charges, and $3 for severance costs.  Charges of $6 are expected to be incurred in the future as expenses are incurred to maintain and prepare property for sale.  An additional charge of approximately $17 related to pension plan settlement costs is expected to be recorded in 2009 or 2010 when the Company receives regulatory approval to settle these obligations.  In addition to the charge of $13 for the Canadian plants, the Company also provided  pre-tax charges of $6 to reduce headcount and $2 for other exit costs, primarily in the European Food segment.

During 2007, the Company provided a pre-tax charge of $20 for restructuring costs, including $7 for severance and other exit costs in the European Food segment, $6 for the reclassification of cumulative translation adjustments to earnings from the closure of its operations in Indonesia, $3 of corporate costs for the settlement of a labor dispute related to prior restructurings, and $4 for other severance and exit costs.

Crown Cork & Seal Company, Inc.

During 2006, the Company provided a net pre-tax charge of $15 for restructuring costs, including $6 for severance costs in the European Food segment to close a plant, $4 of corporate charges for the estimated settlement costs of a labor dispute related to prior restructurings, $3 for severance costs in the European Specialty Packaging segment to reduce headcount, and $4 for other severance and exit costs, partially offset by a reversal of $2 of severance costs provided during 2005.

Balances remaining in the reserves at December 31, 2008 included provisions of $9 for current year actions and $3 for prior restructuring actions. The balance of the restructuring reserves was included in the Consolidated Balance Sheets within accounts payable and accrued liabilities.

The components of the restructuring reserve and movements within these components during 2008 and 2007 were as follows:

		Other	Asset
	Termination	exit	write
	costs	costs	downs	Total

Balance at January 1, 2007	$7	$4		$11
Provisions	8	12		20
Payments made	(9)	(4)		(13)
Foreign currency translation and other	2	(5)		(3)
Balance at December 31, 2007	$8	$7		$15
Provisions	15	2	$4	21
Payments made	(5)	(8)		(13)
Transfer against other accounts	(6)		(4)	(10)
Foreign currency translation and other	(1)			(1)
Balance at December 31, 2008	$11	$1	$-	$12

O.	Asset Impairments and Loss/Gain on Sale of Assets

During 2008, the Company recorded net pre-tax charges of $6 for asset sales and impairments including an asset impairment charge of $5 to write off its investment in an available for sale security due to a declining share price and eventual Chapter 11 reorganization petition filed by the investee.

During 2007, the Company recorded net pre-tax charges of $100 for asset sales and asset impairments, including a non-cash goodwill impairment charge of $103 in the European metal vacuum closures business, partially offset by $3 of other net gains from asset sales and impairment charges.

During 2006, the Company recorded net pre-tax gains of $64 for asset sales and asset impairments, including a gain of $62 from the sale of a building in the European Food segment.  The net building sale proceeds of $71 included a note of $37.  The Company also sold real estate and equipment in the U.S. for $29, some of which it is leasing back including equipment under a capital lease with a net present value of $4.  Deferred gains of $5 on these sales are being recognized over the lives of the leases.

P.   Stock-Based Compensation

As of December 31, 2008, the Company participated in  five active stock-based incentive compensation plans sponsored by CHI - the 1990, 1997, 2001, 2004 and 2006 plans, all of which have been approved by the Company’s shareholders.  The plans provide for the granting of awards in the form of stock options, deferred stock, restricted  stock  or  stock  appreciation  rights (“SARs”) and may be subject to the achievement of certain performance goals as determined by the Plan Committee designated by CHI's Board of Directors. There have been no issuances of deferred stock or SARs under any of the plans  as  of December 31, 2008.  As of December 31, 2008, there were approximately 0.6 million and 3.2 million shares available for awards under the 2004 and 2006 plans, and no shares were available under the other four plans. The 2004 and 2006 plans expire in April 2009 and 2016, respectively.

Crown Cork & Seal Company, Inc.

Stock Options

A summary of stock option activity follows:

	2008
		Weighted average
	Shares	exercise price
Options outstanding at January 1	9,859,517	$16.70
Granted	10,000	23.19
Exercised	(1,018,682)	9.65
Forfeited	(176,000)	23.43
Expired	(315,750)	43.26
Options outstanding at December 31	8,359,085	16.68

Options fully vested or expected to vest at December 31	8,193,505	16.54

The following table summarizes outstanding and exercisable options at December 31, 2008:

Options Outstanding				Options Exercisable
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractual	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$4.25 to $5.30	852,230	2.7	$4.83	852,230	$4.83
$5.49 to $8.38	409,900	2.3	7.45	409,900	7.45
$8.60	1,837,055	5.2	8.60	1,837,055	8.60
$8.75	578,000	5.1	8.75	578,000	8.75
$10.05 to $23.19	717,400	1.5	20.68	699,775	20.70
$23.45	3,397,500	8.1	23.45	—	—
$23.88 to $32.56	567,000	0.7	29.75	527,000	30.11
	8,359,085	5.3	16.68	4,903,960	11.91

Outstanding stock options have a contractual term of ten years, are fixed-price and non-qualified, and vest either semi-annually or annually between six months and six years from the date of grant.

Options outstanding at December 31, 2008 had an aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options as of December 31, 2008) of $43.  The aggregate intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $17, $26 and $33, respectively.   Cash received from exercise of stock options during 2008 was $10.

At December 31, 2008, shares that were fully vested or expected to vest had an aggregate intrinsic value of $43 and a weighted average remaining contractual term of 5.3 years, and shares exercisable had an aggregate intrinsic value of $43 and a weighted average remaining contractual term of 3.4 years.  Also at December 31, 2008, there was $22 of unrecognized compensation expense related to outstanding nonvested stock options with a weighted average recognition period of 4.1 years.

Stock options are valued at their grant date fair value using the Black-Scholes option pricing model. Valuations incorporate several variables, including expected term, expected volatility, and a risk-free interest rate.  The expected term (which is the timeframe under which an award is exercised after grant) is derived from historical data about participant exercise and post-vesting employment termination patterns.  Volatility is the expected  fluctuation of the CHI's  stock  price in the  market  and  is derived  from  a combination of historical  data about the CHI’s stock price and implied volatilities based on market data. The risk-free interest rate is the U.S. Treasury yield curve rate in effect at the  date  of  the  grant  which  has  a  contractual  life  similar  to  the option’s expected term.

Crown Cork & Seal Company, Inc.

During 2008, the Company granted options to purchase 10,000 shares under its 2006 stock-based incentive compensation plan.  The options have a ten-year contractual life and vest over six years at 20% per year with the initial vesting scheduled on the second anniversary of the grant.

The fair values of stock option grants during 2008 and 2007 were estimated using the following weighted average assumptions:

	2008	2007
Risk-free interest rate	3.2%	4.7%
Expected life of option (years)	6.0	6.0
Expected stock price volatility	30.0%	32.2%
Expected dividend yield	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2008 and 2007 were $8.65 and $9.50, respectively. There were no options granted during 2006.

Compensation expense for stock options was $6 in 2008 and $5 in 2007, using an annual forfeiture rate of approximately two percent.  The forfeiture rate is based on historical data of the forfeiture of nonvested share-based awards through the termination of service by plan participants.

Restricted Stock

Restricted stock was issued during 2008 under the 2006 stock-based incentive compensation plan to certain senior executive officers.  A portion of the restricted stock vests ratably over three years on the anniversary of the date of grant and a portion is subject to performance-based vesting.  The 2008 award included 337,059 shares that are time-vested. The time-vested awards permit the accelerated vesting of nonvested shares upon termination of a participant due to retirement, disability or death. The fair value of the time-vested awards was based on CHI’s closing stock price at the grant date.  The 2008 award also included 145,278 shares that contain a market performance feature. The market performance criterion applied to these shares is the median Total Shareholder Return (“TSR”), which includes share price appreciation and dividends paid, of CHI during the three-year term of the grant measured against a peer group of companies.  The level of shares which vest is based on the level of performance achieved, ranges between 0% and 200% of the shares awarded and are settled in stock.  The fair value of each performance share was calculated as $25.59 using a Monte Carlo valuation model. The variables used in this model included stock price volatility of 25.1%, an expected term of three years, and a risk-free interest rate of 2.7% along with other factors associated with the relative performance of CHI’s stock price and shareholder returns when compared to the companies in the peer group.

A summary of restricted stock transactions during the year ended December 31, 2008 follows:

		Weighted average
		grant date
	Shares	fair value
Shares at January 1	858,858	$19.92
Awarded	482,337	23.56
Released	(361,388)	16.92
Shares at December 31	979,807	22.82

Compensation expense for restricted stock was $10, $9 and $6 in 2008, 2007 and 2006, respectively. As of December 31, 2008, there was $8 of unrecognized compensation cost related to outstanding nonvested restricted and performance stock awards. This cost is expected to be recognized over the remaining weighted average vesting period of 1.3 years. The aggregate fair value of shares that vested during the years ended December 31, 2008 and 2007 was $9 and $8, respectively.

Crown Cork & Seal Company, Inc.

Q.  Debt

	2008	2007
Short-term debt (1)
U.S. dollar bank loans/overdrafts	$20	$10
Other currency bank loans/overdrafts	39	35
Total short-term debt	$59	$45

Long-term debt
Credit facility borrowings (2)
Senior secured notes:
Euro (€460) 6.25% first priority due 2011	$642	$672
First priority term loans:
U.S. dollar at LIBOR plus 1.75% due 2012	354	358
Euro (€278 in 2008) at EURIBOR plus 1.75% due 2012	388	410
Senior notes and debentures:
U.S. dollar 7.625% due 2013	500	500
U.S. dollar 7.75% due 2015	600	600
U.S. dollar 8.00% due 2023	200	200
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	150	150
Other indebtedness in various currencies:
Fixed rate with rates in 2008 from 1.0% to 8.9% due 2009 through 2019	42	71
Variable rate with average rates in 2008 from 3.3% to 7.1% due 2009 through 2014	56	86
Unamortized discounts	(4)	(5)
Total long-term debt	3,278	3,392
Less: current maturities	(31)	(38)
Total long-term debt, less current maturities	$3,247	$3,354

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2008, 2007 and 2006 were 6.1%, 5.7% and 6.2%, respectively.

(2)
The $758 revolving credit facility is due 2011 and currently bears interest at EURIBOR or LIBOR plus 1.0%. The weighted average interest rates for the credit facility during 2008, 2007 and 2006 were 6.6%, 7.0% and 6.7%, respectively.  There were no outstanding borrowings under the facility at the end of 2008 or 2007.

Aggregate maturities of long-term debt for the five years subsequent to 2008, excluding unamortized discounts, were $31, $38, $675, $727 and $502, respectively. Cash payments for interest during 2008, 2007 and 2006 were $288, $293 and $256, respectively, including amounts capitalized of $1 in 2006.

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $2,996 at December 31, 2008.

During the first quarter of 2008, the Company redeemed the remaining $12 of its U.S. dollar 9.50% and 10.875% senior notes due 2011 and 2013 and the remaining €18 of its euro 10.25% senior notes due 2011, and recorded a charge of $2 for premiums paid and the write off of deferred financing fees.

During 2008, 2007 and 2006, the Company recorded pre-tax foreign exchange losses of $39, gains of $12 and losses of $6, respectively, primarily for certain subsidiaries that had unhedged currency exposure arising from intercompany debt obligations and for other subsidiaries whose functional currency is not their local currency. The gains and losses are included in translation and exchange adjustments in the Consolidated Statements of Operations.

In 2005, the Company sold $500 of 7.625% senior notes due 2013 and $600 of 7.75% senior notes due 2015, and entered into the first priority revolving credit facility due 2011 and a first priority term loan facility due 2012 comprised of $165 and €287 term loans.  In August 2006, the Company entered into an amendment to its first priority credit facility providing for an additional $200 first priority term loan facility due 2012. The revolving credit facility is subject to a pricing grid and has current pricing of 1.0% above LIBOR and EURIBOR, respectively.  The revolving credit facility also includes commitment fees of 0.375% on the unused portion of the facility. The term loans bear interest at LIBOR or EURIBOR plus 1.75%.

Crown Cork & Seal Company, Inc.

The notes due 2013 and 2015 are senior obligations of Crown Americas, LLC and Crown Americas Capital Corporation, indirect, wholly-owned subsidiaries of the Company, and are guaranteed by substantially all U.S. subsidiaries.  The issuer may redeem some or all of the 2013 and 2015 notes beginning in November 2009 and 2010, respectively, at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter.  The revolving credit and term loan facilities contain financial covenants including an interest coverage ratio, a total net leverage ratio and a senior secured net leverage ratio.

The $758 revolving credit facility includes provisions for letters of credit up to $150 and €50.  Outstanding letters of credit accrue interest at 1.0% as of December 31, 2008 and reduce the amount of borrowing capacity otherwise available.  As of December 31, 2008, there were $84 of outstanding letters of credit under the facility.

In 2004, the Company issued €460 of 6.25% first priority senior secured notes due 2011.  The €460 of 6.25% notes are senior obligations of Crown European Holdings, Inc. ("CEH") and are guaranteed on a senior basis by Crown Holdings, Crown Cork, substantially all other U.S. subsidiaries, and  certain subsidiaries in Belgium, Canada, France, Germany, Mexico, the Netherlands, Switzerland, and the U.K.  The holders of the first priority senior secured notes have first priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time by paying a make-whole premium.  CEH is also required to make an offer to purchase the first priority secured notes upon the occurrence of certain change of control transactions or asset sales. The first priority note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions.  In December 2006, the Company amended the indenture to, among other things, allow the Company to incur an additional $200 of indebtedness collateralized by the  same liens as the notes and to make $100 of additional restricted payments of any type, including  restricted payments for the repurchase or other acquisition or retirement for value of shares of Company common stock.

R.   Fair Value Measurements

As discussed under Note A, FAS 157 provides a framework for measuring fair value under GAAP and provides a three-tier fair value hierarchy of pricing inputs used to report assets and liabilities that are adjusted to fair value. Level 1 includes inputs such as quoted prices which are available in active markets for identical assets or liabilities as of the report date.  Level 2 includes inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date.  Level 3 includes unobservable pricing inputs that are not corroborated by market data or other objective sources.  The Company has no items valued using Level 3 inputs.

The following table sets forth within the FAS 157 fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008:

		December 31, 2008
			Fair Value Measurements Using
		Assets/liabilities
		at fair value	Level 1	Level 2	Level 3
Assets
	Derivative instruments	$78	$14	$64
	Available for sale securities	3	3
	Total assets	$81	$17	$64
Liabilities
	Derivative instruments	$210	$104	$106

Crown Cork & Seal Company, Inc.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy.

The Company uses an income approach to value assets and liabilities for outstanding derivative contracts including cross-currency swaps and foreign exchange forward contracts.  These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and foreign exchange spot and forward rates, and are reported under Level 2 of the fair value hierarchy.  The Company applies a market approach to value its exchange-traded available for sale securities and commodity price hedge contracts.  Prices from observable markets are used to develop the fair value of these financial instruments and they are reported under Level 1.

Refer to Note S for further discussion of the Company’s use of derivative instruments and their fair values at December 31, 2008.

S.  Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments, primarily swaps and forwards. Counterparties to these contracts are major financial institutions.  These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its use of other methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices and foreign exchange rates, to effectively achieve its goal of risk reduction. The Company’s objective in managing its exposure to market risk is to limit the impact on earnings and cash flow.

Cash Flow Hedges.  The Company designates certain derivative instruments as cash flow hedges of anticipated purchases or sales, including certain foreign currency denominated intercompany transactions. The ineffective portion of these hedges was not material and no components of the hedge instruments were excluded from the measurement of hedge effectiveness.

During 2005, the Company entered into four cross-currency swaps with an aggregate notional value of $700 that effectively convert fixed rate U.S. dollar intercompany debt into fixed rate euro intercompany debt.  Since the terms of the swaps and the related debt are the same, the Company expects the swaps to be highly effective.  In November 2006, the first of the four swaps matured and the Company paid $11 at settlement. In November 2007, the second  swap  matured  and  the  Company paid $30 at settlement.  At December 31, 2008, the two remaining swaps with an aggregate notional value of $460 and maturing in November 2009 and 2010, had fair value net losses of $42 and $41, respectively, and were reported as current and non-current liabilities.

The Company has designated foreign exchange swaps and forwards and commodity forwards as cash flow hedges of anticipated foreign exchange and commodity transactions. Contracts outstanding at December 31, 2008 mature between one and twenty-four months. At December 31, 2008 and 2007, the aggregate fair values of the commodity contracts were net losses of $90 and $19, respectively, and were reported as current assets and liabilities.  The aggregate fair values of the foreign exchange contracts were net gains of $1 in 2008 and net losses of $6 in 2007, and were reported as current assets and liabilities.

Crown Cork & Seal Company, Inc.

Changes in accumulated other comprehensive income/(loss) associated with cash flow hedging activities during 2008 and 2007 were as follows:

	2008	2007

Balance at January 1	$(5)	$2
Current period changes in fair value, net of tax	(157)	(120)
Reclassifications to earnings, net of tax	106	113
Balance at December 31	$(56)	$(5)

During the twelve months ending December 31, 2009, a net loss of $85 ($63, net of tax) is expected to be reclassified to earnings.  The actual amount that will be reclassified to earnings over the next twelve months may differ from this amount due to changing market conditions.  No amounts were reclassified to earnings during 2008 in connection with forecasted transactions that were no longer considered probable.

Fair Value Hedges. The Company designates certain derivative financial instruments as fair value hedges of recognized assets and liabilities, and unrecognized firm commitments.  Amounts excluded from the assessment and measurement of hedge effectiveness were reported in earnings and amounted to less than $1 before income taxes in each of the last three years.

The Company designates certain foreign currency forward exchange contracts as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and intercompany debt, and unrecognized foreign-denominated firm commitments. At December 31, 2008, the aggregate fair value of these contracts was a net gain of $5 and was reported as current assets and liabilities. The aggregate fair value at December 31, 2007 was a net loss of $3.  There was no impact on earnings in any of the last three years from a hedged firm commitment that no longer qualified as a fair value hedge.

Undesignated Contracts.  At December 31, 2008, the Company had outstanding foreign currency forward exchange contracts that have not been designated as hedges.  Changes in their fair value are reported currently in earnings as translation and exchange adjustments and offset the foreign currency gains or losses reported from the re-measurement of related intercompany balances.  The aggregate fair values of these contracts at December 31, 2008 and 2007 were net gains of $35 and $13 and were reported as other current assets.

T.   Pensions and Other Retirement Benefits

Effective December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 88, 106 and 132(R).”

Pensions. The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

The components of pension expense were as follows:

U.S.	2008	2007	2006

Service cost	$7	$8	$9
Interest cost	80	77	77
Expected return on plan assets	(117)	(112)	(108)
Amortization of actuarial loss	30	46	56
Amortization of prior service cost	2	2	2
Cost attributable to settlements and curtailments	7	3
Total pension expense	$9	$24	$36

Non-U.S.	2008	2007	2006

Service cost	$32	$36	$35
Interest cost	174	171	152
Expected return on plan assets	(230)	(245)	(215)
Amortization of actuarial loss	34	29	33
Amortization of prior service credit	(6)	(6)	(6)
Cost attributable to settlements and curtailments		1	2
Total pension expense/(credit)	$4	$(14)	$1

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,251, $1,229 and $870, respectively, as of December 31, 2008 and $71, $70 and $0, respectively, as of December 31, 2007.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $183, $164 and $67, respectively, as of December 31, 2008 and $219, $197 and $92, respectively, as of December 31, 2007.

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans
Projected Benefit Obligations	2008	2007	2008	2007

Benefit obligations at January 1	$1,301	$1,391	$3,425	$3,244
Service cost	7	8	32	36
Interest cost	80	77	174	171
Plan participants’ contributions			7	7
Amendments	1	2
Curtailments and settlements			4
Actuarial (gain)/loss	(11)	(61)	(619)	60
Benefits paid	(127)	(116)	(181)	(185)
Foreign currency exchange rate changes			(741)	92
Benefit obligations at December 31	$1,251	$1,301	$2,101	$3,425

Accumulated benefit obligations at December 31	$1,229	$1,279	$2,018	$3,261

	U.S. Plans		Non-U.S. Plans
Plan Assets	2008	2007	2008	2007

Fair value of plan assets at January 1	$1,394	$1,338	$3,524	$3,400
Actual return on plan assets	(411)	165	(389)	158
Employer contributions	14	7	57	58
Plan participants’ contributions			7	7
Benefits paid	(127)	(116)	(181)	(185)
Foreign currency exchange rate changes			(808)	86
Fair value of plan assets at December 31	$870	$1,394	$2,210	$3,524

Pension assets/(liabilities) included in the Consolidated Balance Sheets were:

	2008	2007

Non-current assets	$224	$390
Current liabilities	(25)	(21)
Non-current liabilities	(471)	(177)

The Company’s current liability of $25 at December 31, 2008, represents the expected required payments to be made for unfunded plans over the next twelve months. Estimated required 2009 employer contributions are $49 for the Company’s funded plans.

Changes in the net loss and prior service credit for the Company’s pension plans were:

	2008		2007		2006
	Net	Prior service	Net	Prior service	Net	Prior service
	loss	credit	loss	credit	loss	credit

Balance at January 1	$1,480	$(8)	$1,497	$(16)	$1,625	$(15)
Reclassification to net periodic benefit cost	(71)	4	(78)	5	(89)	4
Current year (gain)/loss	517		33		(137)
Amendments				2
Foreign currency translation	(249)	3	28	1	98	(5)
Balance at December 31	$1,677	$(1)	$1,480	$(8)	$1,497	$(16)

Crown Cork & Seal Company, Inc.

The current year loss of $517 includes losses of $1,147 due to actual asset losses of $800 compared to expected returns of $347, offset by gains of $630 primarily due to higher discount rates at the end of 2008 compared to 2007.  The estimated portions of the net losses and net prior service credits that are expected to be recognized as components of net periodic benefit cost/(credit) in 2009 are $109 and ($4), respectively.

Expected future benefit payments as of December 31, 2008 were:

	U.S. Plans	Non-U.S. Plans
2009	$129	$174
2010	113	152
2011	140	157
2012	109	161
2013	108	166
2014 – 2019	506	875

Additional information concerning plan assets is presented below.

	U.S. Plan Assets			Non-U.S. Plan Assets
	Weighted Average			Weighted Average
	2009	December 31,		2009	December 31,
Plan assets	Target Allocation	2008	2007	Target Allocation	2008	2007
Equity securities	70%	63%	71%	16%	11%	21%
Fixed income	12%	18%	9%	60%	62%	54%
Real estate	3%	3%	2%	5%	4%	8%
Other	15%	16%	18%	19%	23%	17%
	100%	100%	100%	100%	100%	100%

Plan assets included $65 and $138 of CHI's common stock at December 31, 2008 and 2007, respectively.

The non-U.S. plan asset percentages are those of the U.K. plan, which is the primary non-U.S. plan with assets. The “other” caption of plan assets primarily includes alternative investments such as private equity and hedge funds, but in the U.S. also included $32 and $60 of cash as of December 31, 2008 and 2007, respectively.

The Company’s investment strategy in the U.S. plan is to provide the fund with an ability to earn attractive long-term rates of return on its assets at an acceptable level of risk. The equity portions of the program are diversified within the U.S. and international markets based on capitalization, valuations and other factors. Debt securities include all sectors of the bond markets.

 The Company’s investment strategy in the U.K. plan is to invest 60% of its assets in investment grade bonds that match the liability profile. The remaining assets are invested in U.K. and global equities, real estate, high-yield bonds and alternative investments. The allocation of assets is determined after considering the plan’s financial position, liability profile and funding requirements.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2008	2007	2006

Discount rate	6.7%	6.5%	5.9%
Compensation increase	3.0%	3.0%	3.0%

Crown Cork & Seal Company, Inc.

Non-U.S.	2008	2007	2006

Discount rate	6.7%	5.2%	5.2%
Compensation increase	2.9%	3.5%	3.5%

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2008	2007	2006

Discount rate	6.5%	5.9%	5.7%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	8.75%	8.75%	8.75%

Non-U.S.	2008	2007	2006

Discount rate	5.2%	5.2%	5.0%
Compensation increase	3.5%	3.5%	3.5%
Long-term rate of return	7.1%	7.1%	7.1%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans.  A measurement date of December 31 was used for the plans presented below.

The components of net postretirement benefits cost were as follows:

	2008	2007	2006

Service cost	$8	$5	$4
Interest cost	30	33	33
Amortization of prior service credit	(23)	(17)	(16)
Amortization of actuarial loss	8	10	13
Total postretirement benefits cost	$23	$31	$34

Changes in the benefit obligations were:

	2008	2007

Benefit obligations at January 1	$483	$614
Service cost	8	5
Interest cost	30	33
Amendments		(102)
Actuarial gain	(1)	(42)
Benefits paid	(44)	(35)
Foreign currency exchange rate changes	(18)	10
Benefit obligations at December 31	$458	$483

Crown Cork & Seal Company, Inc.

Changes in the net loss and prior service credit for the Company’s postretirement benefit plans were:

	2008		2007		2006
	Net	Prior service	Net	Prior service	Net	Prior service
	loss	credit	loss	credit	loss	credit

Balance at January 1	$131	$(204)	$183	$(119)	$219	$(136)
Reclassification to net periodic benefit cost	(8)	23	(10)	17	(13)	16
Current year gain	(1)		(42)		(24)
Amendments				(102)		3
Foreign currency translation	(4)				1	(2)
Balance at December 31	$118	$(181)	$131	$(204)	$183	$(119)

The estimated portions of the net losses and prior service credits that  are expected to be recognized as components of net periodic benefit cost/(credit) in 2009 are $8 and ($21), respectively.

The U.S. plans were amended in 2007 to, among other things, require additional retiree contributions for medical and prescription drug costs.

Expected future benefit payments are $36 in 2009, $36 in 2010, $37 in 2011, $37 in 2012, $38 in 2013 and $188 in aggregate for 2014 through 2018.  These payments are net of expected Medicare Part D subsidies of $3 in each of the years 2009 to 2013 and $15 in aggregate for 2014 through 2018. Benefits paid of $44 in 2008 are net of $2 of subsidies.

The health care accumulated postretirement benefit obligations were determined at December 31, 2008 using health care cost trend rates of 8.6% decreasing to 4.4% over nine years. Increasing the assumed health care  cost  trend  rate  by  one  percentage  point  in  each  year  would  increase the accumulated postretirement benefit obligations by $42 and the total of service and interest cost by $3. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $34 and the total of service and interest cost by $3.

Weighted average discount rates used to calculate the benefit obligations at the end of each year and the cost for each year are presented below.

	2008	2007	2006

Benefit obligations	6.7%	6.5%	5.8%
Cost	6.5%	5.8%	5.6%

Employee Savings Plan. The Company sponsors the Savings Investment Plan which covers substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 3.0% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan. The Company sponsors an Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share.  The Company’s contribution is equivalent to 15% of the quarter-ending market price.  Total shares purchased under the plan in 2008 and 2007 were 40,185 and 37,091, respectively, and the Company’s contributions were less than $1 in both years.

Crown Cork & Seal Company, Inc.

U.   Income Taxes

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” and recorded a charge of $16 to its accumulated deficit.  A reconciliation of unrecognized tax benefits follows.

	2008	2007
Balance at January 1	$73	$46
Adoption of FIN 48		14
Additions for current year tax positions	5	14
Reductions to prior period tax positions	(41)	(3)
Settlements	(1)
Foreign currency translation	(2)	2
Balance at December 31	$34	$73

The $73 of unrecognized benefits as of December 31, 2007 included $36 related to a claim filed by the Company in the United States Court of Federal Claims to recover U.S. federal taxes paid in prior years.  Due to an unfavorable ruling on a similar claim filed by another company, the Company withdrew its claim in this matter during 2008.  Also during 2008, the Company recorded tax benefits of $5 from the reversal of potential liabilities related to transfer pricing.  The benefits included the reversal of $2 of excess reserve, of a total potential liability of $3, due to a settlement with tax authorities in one jurisdiction, and an additional $3 due to the expiration of the statute of limitations in other jurisdictions.  The reserve of $34 as of December 31, 2008 in the table above primarily includes potential liabilities related to transfer pricing, foreign withholding taxes, and non-deductibility of expenses and excludes $4 of related penalties.

Interest and penalties are recorded in the statement of operations as interest expense and provision for income taxes, respectively.  The total interest and penalties recorded in the statement of operations was $1 in each of the last three years.

The unrecognized benefits of $34 as of December 31, 2008 include $29 that, if recognized, would affect the effective tax rate.  The remaining $5 would have no effect due to valuation allowances in certain jurisdictions.  The Company’s unrecognized tax benefits are expected to increase in the next twelve months as it continues its current transfer pricing policies, and are expected to decrease as open tax years or claims are settled.  The Company is unable to estimate a range of reasonably possible changes in its unrecognized tax benefits in the next twelve months as it is unable to predict when, or if, the tax authorities will commence their audits, the time needed for the audits, and the audit findings that will require settlement with the applicable tax authorities, if any.

The tax years that remained subject to examination by major tax jurisdiction as of December 31, 2008 were 2002 and beyond for Canada; 2004 and beyond for the United States, Germany, Spain and Italy; and 2007 and beyond for France and the United Kingdom.

Pre-tax income for the years ended December 31 was taxed under the following jurisdictions:

	2008	2007	2006

U.S.	$31	$4	$39
Foreign	411	197	296
	$442	$201	$335

The provision/(benefit) for income taxes consisted of the following:

Current tax:	2008	2007	2006

U.S. federal
State and foreign	$89	$86	$48
	$89	$86	$48

Crown Cork & Seal Company, Inc.

Deferred tax:	2008	2007	2006

U.S. federal	$22	$(390)	$(121)
State and foreign	1	(96)	11
	23	(486)	(110)
Total	$112	$(400)	$(62)

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2008	2007	2006

U.S. statutory rate at 35%	$155	$70	$117
Minimum pension liability adjustment			(121)
Valuation allowance	6	(485)	(11)
Impairment losses		36
Tax on foreign income	(59)	(35)	(30)
Tax law changes	(5)	(8)
Foreign withholding taxes	6	9	11
Other items, net	9	13	(28)
Income tax provision/(benefit)	$112	$(400)	$(62)

The valuation allowance caption for 2007 includes, among other items, the reversal of the U.S. valuation allowance discussed below.  The impairment losses caption for 2007 is the effect of the non-deductible goodwill impairment charge discussed under Note F.  The tax law changes caption includes the effect of European tax rate and law changes in 2007 and  2008, primarily in the U.K.

The minimum pension liability adjustment caption for 2006 includes a credit of $121 due to the reversal of the Company’s U.S. minimum pension liability adjustment under FAS No. 87.  During 2001, the Company recorded a charge to establish a valuation allowance against its U.S. deferred tax assets, including $121 of deferred tax assets related to its defined benefit pension plan that were originally recorded through other comprehensive income.  Upon the elimination of the minimum pension liability at December 31, 2006 under FAS No. 87, the Company reclassified the credit of $121 in accumulated other comprehensive income to the statement of operations.  The valuation allowance caption for 2006 includes a credit of $25 in the U.S. operations, partially offset by charges of $14 in non-U.S. operations, including Canada and France.  The other items caption for 2006 includes a benefit of $13 for a reinvestment tax credit related to the investment of proceeds from the sale of a building in the European Food segment.  The caption also includes, among other items, $10 for the reversal of U.S. state tax contingencies upon completion of audits and $5 for the partial reversal of a U.K. tax contingency based on a settlement covering the period under examination.

 The Company paid taxes of $84, $90 and $71 in 2008, 2007 and 2006, respectively.

The components of deferred taxes at December 31 are:

	2008		2007

	Assets	Liabilities	Assets	Liabilities
Tax loss and credit carryforwards	$729		$769
Postretirement and postemployment benefits	192		200
Depreciation	16	$113	12	$145 5
Pensions	176	65	54	118
Asbestos	78		78
Inventories	2	19	1	27
Accruals and other	82	100	77	63
Valuation allowances	(507)		(508)
Total	$768	$297	$683	$353

Crown Cork & Seal Company, Inc.

Prepaid expenses and other current assets includes $29 and $18 of deferred tax assets at December 31, 2008 and 2007, respectively.

Tax loss and credit carryforwards expire as follows: 2009 - $5; 2010 - $1; 2011 - $2; 2012 - $24; 2013 - $7; thereafter - $446; unlimited - $244. The majority of those expiring after 2013 relate to $163 of U.S. federal tax loss carryforwards that expire through 2025, and $196 of state tax loss carryforwards. The unlimited carryforwards primarily include tax losses and credits in Europe. The tax loss carryforwards presented above exclude $26 of U.S. windfall tax benefits that will be recorded in additional paid-in capital when realized.

Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in the relevant jurisdictions.  The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences.  The Company also considers whether there have been cumulative losses in recent years.  The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $507 as of December 31, 2008 include $246 in the U.S., $163 in France, $56 in Canada and $42 in other non-U.S. operations.

In the fourth quarter of 2007, the Company released a portion of its U.S. deferred tax valuation allowances based on management’s determination that it was more likely than not that the related deferred tax benefits would be realized.  Management’s determination was based on cumulative earnings in recent years and its projections of future income.  The valuation allowance release included a tax benefit of $462 recorded in continuing operations.  The Company still maintains a valuation allowance of $246 against U.S. deferred tax assets that management believes will not be realized, primarily U.S. federal tax credits and state loss carryforwards that are expected to expire.  Future realization of the Company’s $515 of net U.S. deferred tax assets will require approximately $1.3 billion of aggregated U.S. taxable income.  The table above reports U.S. book income of $31, $4 and $39 for the three most recent years of 2008, 2007 and 2006, respectively.  However, the amounts represent the U.S. book income only and exclude additional U.S. taxable income from foreign dividends and other foreign source income.  In 2008 the Company had $49 of dividends and other foreign source income.  In France, the Company has a full valuation allowance against its net deferred tax assets of $163, consisting of $202 of deferred tax assets and $39 of deferred tax liabilities.  The deferred tax assets of $202 include, among other items, $172 of tax loss carryforwards.  The Company determined that a full valuation allowance was appropriate for its French net deferred tax assets as of December 31, 2008 due to recent losses and uncertainty regarding the amount and timing of future taxable income.  The French operations remain in a cumulative three year loss position as of December 31, 2008 and were break even in 2008.  Accordingly, the Company believes, after considering all sources of potential future income, it does not have sufficient positive evidence to conclude that it is more likely than not that some or all of its French deferred tax assets will be realized in 2009 or beyond.  The Company will continue to monitor the results of its French operations and it is possible that some of all of its French valuation allowance will be reversed in 2009 or thereafter.  In Canada, the Company has a full valuation allowance against its net deferred tax assets of $56, consisting of $62 of deferred tax assets and $6 of deferred tax liabilities. The deferred tax assets include, among other items, $45 of tax loss carryforwards.  The Company determined that a full valuation allowance was appropriate for its Canadian net deferred tax assets as of December 31, 2008 due to recent losses and uncertainty regarding the amount and timing of future taxable income.  The Canadian operations remain in a cumulative three year loss position as of December 31, 2008.  Accordingly, the Company believes, after considering all sources of potential future income, it does not have sufficient positive evidence to conclude that it is more likely than not that some or all of its Canadian deferred tax assets will be realized in 2009 or beyond.  The Company will continue to monitor the results of its Canadian operations and it is possible that some of all of its Canadian valuation allowance will be reversed in 2009 or thereafter.    The valuation allowances of $42 in other non-U.S. operations includes $13 for tax loss carryforwards in an inactive entity in Europe where there are no current tax-planning strategies to utilize the losses, $24 in other European entities, and $5 in Asia.

Crown Cork & Seal Company, Inc.

Management’s estimates of the appropriate valuation allowance in any jurisdiction involve a number of assumptions and judgments, including the amount and timing of future taxable income.  Should future results differ from management’s estimates, it is possible there could be future adjustments to the valuation allowances that would result in an increase or decrease in tax expense in the period such changes in estimates were made.

The cumulative amount of the Company’s share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $202 at December 31, 2008. Management has no plans to distribute such earnings in the foreseeable future.

Crown Cork & Seal Company, Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(In millions)

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E
Description	Balance at beginning of period	Charged to costs and expense	Charged to other accounts	Deductions – Write-offs	Balance at end of period

For the Year Ended December 31, 2008
Allowances deducted from assets to which they apply:

Trade accounts receivable	$28	$1	$(1)	$4	$24

Deferred tax assets	508	(6)	5		507

For the Year Ended December 31, 2007
Allowances deducted from assets to which they apply:

Trade accounts receivable	38	3	2	15	28

Deferred tax assets	925	(485)	68		508

For the Year Ended December 31, 2006
Allowances deducted from assets to which they apply:

Trade accounts receivable	33	3	3	1	38

Deferred tax assets	951	3		29	925